                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                        Commission File Number: 000-26719

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN

                           MERCANTILE BANK CORPORATION
                            216 NORTH DIVISION AVENUE
                          GRAND RAPIDS, MICHIGAN 49503
                                 (616) 242-9000

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                             Grand Rapids, Michigan

                              FINANCIAL STATEMENTS
                                December 31, 1998





                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS............................................... 1

FINANCIAL STATEMENTS

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH
        FUND INFORMATION..................................................... 2

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
        BENEFITS WITH FUND INFORMATION....................................... 3

      NOTES TO FINANCIAL STATEMENTS.......................................... 4


SUPPLEMENTAL SCHEDULES

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES............. 9

      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS.........................10

                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator of
Mercantile Bank of West Michigan 401(k) Plan
Grand Rapids, Michigan


We have audited the accompanying statement of net assets available for benefits of the Mercantile Bank of West Michigan 401(k) Plan (the "Plan") as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.



                                                   Crowe, Chizek and Company LLP
Grand Rapids, Michigan
April 21, 1999

--------------------------------------------------------------------------------


                                                                              3.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                December 31, 1998

--------------------------------------------------------------------------------

----------------------------------Participant Directed--------------------------

                                                                                                                Franklin
                                      Franklin       Franklin       Mutual       Templeton      Templeton         U.S.
                                       Growth        Small Cap      Beacon        Foreign         Growth       Government
                                       ------        ---------      ------        -------         ------       ----------
ASSETS
     Investments, at fair value
       (Notes 2 and 4)
         Common stock
         Mutual funds               $   106,652   $      24,201   $   266,426    $     8,540   $   161,337    $    48,486
                                    -----------   -------------   -----------    -----------   -----------    -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                      $   106,652   $      24,201   $   266,426    $     8,540   $   161,337    $    48,486
                                    ===========   =============   ===========    ===========   ===========    ===========




                                                   Mercantile
                                       Roney          Bank
                                       Money       Corporation
                                       Market         Stock          Total
                                       ------         -----          -----
ASSETS
    Investments, at fair value
       (Notes 2 and 4)
         Common stock                             $     318,059   $   318,059
         Mutual funds               $       441   $                   616,083
                                    -----------   -------------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                      $       441   $     318,059   $   934,142
                                    ===========   =============   ===========

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements

                                                                              4.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          Year ended December 31, 1998

--------------------------------------------------------------------------------

-------------------------Participant Directed-----------------------------------



                                                    Franklin       Franklin       Mutual       Templeton      Templeton
                                                     Growth        Small Cap      Beacon        Foreign        Growth
                                                     ------        ---------      ------        -------        ------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income (loss)
     Net appreciation (depreciation) in fair
       value of investments (Note 4)               $     5,904   $    (1,709)   $  (30,282)   $    (2,184)  $   (35,721)
     Dividends                                           1,675           206        16,596            854        16,916
                                                    -----------   -----------    ----------    -----------   -----------
       Total income (loss)                               7,579        (1,503)      (13,686)        (1,330)      (18,805)

   Contributions
     Employer                                            1,626         1,714         5,087            516         2,573
     Employee                                            3,993         3,129        73,249          1,289         6,313
     Employee rollovers                                 93,454        20,861       198,388          8,065       167,868
                                                   -----------   -----------    ----------    -----------   -----------
       Total contributions                              99,073        25,704       276,724          9,870       176,754
                                                   -----------   -----------    ----------    -----------   -----------

Total additions                                        106,652        24,201       263,038          8,540       157,949

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Benefits paid to participants                   -----------   -----------    ----------    -----------   -----------

NET INCREASE PRIOR TO TRANSFERS                        106,652        24,201       263,038          8,540       157,949

Interfund transfers                                                                  3,388                        3,388
                                                   -----------   -----------    ----------    -----------   -----------

NET INCREASE                                           106,652        24,201       266,426          8,540       161,337

Net assets available for benefits
   Beginning of year (Note 1)
   End of year                                     $   106,652   $    24,201    $  266,426    $     8,540   $   161,337
                                                   ===========   ===========    ==========    ===========   ===========



                                                                                  Mercantile
                                                   Franklin          Roney          Bank
                                                      U.S.           Money       Corporation
                                                   Government       Market          Stock           Total
                                                   ----------       ------          -----           -----
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income (loss)
     Net appreciation (depreciation) in fair
       value of investments (Note 4)                                               $   9,367   $   (54,625)
     Dividends                                     $    1,717      $       184                      38,148
                                                   ----------      -----------     ---------   -----------
       Total income (loss)                              1,717              184         9,367       (16,477)
   Contributions
     Employer                                           1,036               28        43,165        55,745
     Employee                                           2,816              318        22,368       113,475
     Employee rollovers                                39,529           10,075       243,159       781,399
                                                   -----------     -----------   -----------   -----------
       Total contributions                             43,381           10,421       308,692       950,619
                                                   -----------     -----------   -----------   -----------
Total additions                                        45,098           10,605       318,059       934,142

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Benefits paid to participants                   ----------      -----------   -----------   -----------

NET INCREASE PRIOR TO TRANSFERS                        45,098           10,605       318,059       934,142
Interfund transfers                                     3,388          (10,164)
                                                   ----------      -----------   -----------   -----------

NET INCREASE                                           48,486              441       318,059       934,142

Net assets available for benefits                  ----------      -----------   -----------   -----------
   Beginning of year (Note 1)
   End of year                                     $   48,486      $       441   $   318,059   $   934,142
                                                   ==========      ===========   ===========   ===========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.
                                                                              5.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of West Michigan 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of West Michigan (the "Bank"), effective January 1, 1998. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 1998, the Company made matching contributions equal to 100% of the first 4% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and roll-overs and employer matching contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan. Each participant has a self-directed account in addition to the investment options offered by the Plan. This gives participants the option to invest their contributions (employer and employee) to purchase common stock of Mercantile Bank Corporation or any other stock traded over-the-counter. As of December 31, 1998, all Plan participants had opted to invest in Mercantile Bank Corporation stock within their self-directed accounts.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              6.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

The participant directed investment choices during 1998 were:

     FRANKLIN GROWTH: The Franklin Growth Fund seeks capital appreciation. This fund offers investors a diversified portfolio primarily of established, growth companies. It adheres to a long-term, "buy and hold" investment philosophy.

     FRANKLIN SMALL CAP: Franklin Small Cap Growth Fund seeks long-term capital growth by investing primarily in stocks of small companies with market capitalizations of less than $1 billion, that managers believe are positioned for rapid growth.

     MUTUAL BEACON: This fund seeks capital appreciation; income is a secondary objective. Portfolio managers target securities trading at a discount to the value of a company's assets, and search for opportunities among companies involved in mergers, spin-offs, financial reorganizations, and bankruptcies.

     TEMPLETON FOREIGN: Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

     TEMPLETON GROWTH: This is a global growth fund, which invests in stock and bonds of companies and governments of any nation.

     FRANKLIN U.S. GOVERNMENT: The Franklin U.S. Government Securities Fund offers investors the opportunity to earn high, current income with a high degree of credit safety from a conservatively managed portfolio of U.S. Government securities. Since 1983, the fund has invested primarily in Ginnie Mae securities.

     RONEY U.S. GOVERNMENT: Investments in U.S. Treasury obligations, directly or through repurchase agreements.

     MERCANTILE BANK CORPORATION STOCK: Shares of Mercantile Bank Corporation stock are traded in the over-the-counter market. The range of high and low bid prices for 1998 was $19.00 - $10.25.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.


--------------------------------------------------------------------------------
                                  (Continued)

                                                                              7.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump-sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principles and policies which significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: Plan transactions are recorded on the accrual method of accounting.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investments: Investments are stated at fair value. Mutual fund shares are traded on national exchanges and are valued at the last sales price on the date of valuation. Mercantile Bank Corporation common stock is traded over-the-counter and is valued based on an average of the stock's bid and ask prices on the date of valuation.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.


--------------------------------------------------------------------------------
                                  (Continued)
                                                                              8.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified. The investment accounts include cash in short-term money market funds, which has been designated to be invested in the common stock or mutual funds.


                                                   Number of
                                                 Shares/Units        Value
                                                 ------------        -----
     INVESTMENTS, AS DETERMINED BY
       QUOTED MARKET PRICE
         Franklin Growth                               3,428     $    106,652
         Mutual Beacon                                15,532          266,426
         Templeton Growth                              9,989          161,337
         Franklin U.S. Government                      7,013           48,486
         Mercantile Bank Corporation stock            18,280          318,059
         Other investments                             2,538           33,182
                                                                 ------------

              Total investments, at fair value                   $    934,142
                                                                 ============


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 18,280 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 1998 represents approximately 0.74% of the Corporation's outstanding shares as of December 31, 1998.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

     Roney Money Market                                   $        411
     Mercantile Bank Corporation Common Stock;
       18,280 shares in 1998                                   318,059
                                                          ------------

                                                          $    318,470
                                                          ============

No cash dividends were paid to the Plan by Mercantile Bank Corporation during 1998.


--------------------------------------------------------------------------------

                                                                              9.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

--------------------------------------------------------------------------------

NOTE 6 - TAX STATUS

The Mercantile Bank of West Michigan 401(k) Plan is a prototype plan, and uses a standardized Plan document developed by Roney & Co. No amendments have been made to the Plan. The Internal Revenue Service has determined and informed Roney & Co. by letter dated April 19, 1993, that the prototype plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. Management of the Corporation and its tax counsel believe the Plan is being operated in accordance with the terms of the Plan document.







































--------------------------------------------------------------------------------
                                                                             10.

                             SUPPLEMENTAL SCHEDULES

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1998

--------------------------------------------------------------------------------

Name of plan sponsor:  Mercantile Bank of West Michigan.
Employer identification number:  38-3360868
Three-digit plan number:  001


                                                      (C)
                                           Description of Investment
                     (B)                   Including Maturity Date,
             Identity of Issuer,               Rate of Interest,                                     (E)
              Borrower, Lessor,               Collateral, Par or                     (D)           Current
(A)            or Similar Party                 Maturity Value                       Cost           Value

         Franklin Growth                               3,428                    $    100,748     $    106,652
         Franklin Small Cap                            1,075                          25,910           24,201
         Mutual Beacon                                15,532                         296,708          266,426
         Templeton Foreign                             1,022                          10,724            8,540
         Templeton Growth                              9,989                         197,058          161,337
         Franklin U.S. Government                      7,013                          46,769           48,486
*        Roney Money Market                              441                             441              441
*        Mercantile Bank Corporation Stock            18,280                         308,692          318,059



*      Party in interest


--------------------------------------------------------------------------------
                                                                             12.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                December 31, 1998

--------------------------------------------------------------------------------

Name of plan sponsor:  Mercantile Bank of West Michigan
Employer identification number:  38-3360868
Three-digit plan number:  001

                                                                                                        (F)
          (A)                                                                                          Expense
      Identify of                  (B)                       (C)              (D)         (E)         Incurred
         Party                 Description                Purchase          Selling      Lease          with
       Involved                 of Asset                    Price            Price      Rental       Transaction
       --------                 --------                    -----            -----      ------       -----------
Franklin Templeton      Mutual Beacon Fund
                             31 purchases               $    296,708

Franklin Templeton      Small Cap Fund
                             28 purchases                     25,910

Roney & Co.             Money Market Fund
                             37 purchases                    775,043
                             18 sales                                     $    774,602

Franklin Templeton      Templeton Growth Fund
                             33 purchases                    197,058

Franklin Templeton      Franklin Growth Fund
                             27 purchases                    100,748

Mercantile Bank         Mercantile Bank Corporation
  Corporation             Stock
                             283 purchases                   308,854
                             1 sale                                                162

Franklin Templeton      Franklin U.S. Government
                          Securities
                             28 purchases                     46,769

Franklin Templeton      Templeton Foreign Fund
                             26 purchases                     10,724





                     (H)
                    Current
      (G)       Value of Asset         (I)
     Cost       on Transaction      Net Gain
   of Asset          Date           or (Loss)
   --------          ----           ---------
 $   296,708     $    296,708




      25,910           25,910


     775,043          775,043
     774,602          774,602


     197,058          197,058


     100,748          100,748



     308,854          308,854
         162              162



      46,769           46,769


      10,724           10,724


--------------------------------------------------------------------------------


                                                                             13.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               MERCANTILE BANK OF WEST MICHIGAN
                                                 401(K) PLAN

     Date:  July 23, 1999                      /s/   Gerald R. Johnson, Jr.
            --------------------------         --------------------------------
                                               Gerald R. Johnson, Jr., Trustee

                                 Exhibit Index
                                 -------------


Exhibit No.                    Description
-----------                    -----------
   23                          Consent of Independent Public Accountants